UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

ANNUAL GENERAL MEETING OF THE HOLDERS OF

COMMON SHARES OF

MINEFINDERS CORPORATION LTD. (THE “COMPANY”)

MAY 10, 2006

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands at the annual general shareholders’ meeting of the Company:

Outcome of Vote

1.	Setting the number of directors at six.	Carried
2.

The election of the following nominees as directors of the Company for the ensuing year or until their successors are elected or appointed:

Mark H. Bailey

James Martin Dawson

H. Leo King

Robert L. Leclerc

Anthonie Luteijn

Paul C. MacNeill

Carried
3.	The appointment of BDO Dunwoody LLP, Chartered Accountants, as auditors of the Company and the authorization of the directors to fix their remuneration.	Carried
4.	Approving an amendment to the Company’s Stock Option Plan dated April 13, 2003.	Carried

Vancouver, British Columbia, May 11, 2006.

MINEFINDERS CORPORATION LTD.
By: “Paul C. MacNeill”
Paul C. MacNeill
Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date October 17, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director